EXHIBIT 23.3

Independent Auditors' Consent

The Board of Directors of
Vermont Yankee Nuclear Power Corporation:

We consent to the incorporation by reference in the registration statement on Form S-3 of Central Vermont Public Service Corporation of our report dated March 27, 2007, with respect to the balance sheets of Vermont Yankee Nuclear Power Corporation as of December 31, 2006 and 2005, and the related statements of income, stockholders' equity, and cash flows for each of the years in the three-year period ended December 31, 2006, which report appears in the December 31, 2006 Annual Report on Form 10-K/A of Central Vermont Public Service Corporation and to the reference to our firm under the heading "Experts" in this registration statement.

/s/ KPMG

Burlington, Vermont
March 29, 2007